CONFIDENTIAL TREATMENT REQUESTED

BY NEON SYSTEMS, INC.

Wilson Sonsini Goodrich & Rosati, P.C.
8911 Capital of Texas Highway

Westech 360, Suite 3350

Austin, Texas 78759

October 7, 2005

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR AND
OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Kathleen Collins

Kari Jin

Re:                             NEON Systems, Inc.

Form 10-K for Fiscal Year Ended March 31, 2005

Filed June 29, 2005

Form 10-Q for Fiscal Quarter Ended June 30, 2005

Filed August 15, 2005

File No. 0-25457

Dear Ms. Collins and Ms. Jin:

On behalf of NEON Systems, Inc. (the “Company” or “NEON”), we submit this letter in response to the comment letter dated September 2, 2005 (the “Staff Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K (the “Form 10-K”) and above-referenced Quarterly Report on Form 10-Q (the “Form 10-Q”).

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company is requesting confidential treatment for selected portions of this letter, including in connection with the Freedom of Information Act, and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request, pursuant to Rule 406 promulgated by the Commission under the Securities Act of 1933, as amended. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In this letter, we have reproduced the comments from the Staff in italicized, bold type and have followed the comment with the Company’s response.  The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter.    References in this letter to “we,” “our” or “us” means NEON Systems, Inc. All information included in this letter related to the activities and stock ownership of NEON Enterprise Software, Inc. (“NESI”), Scalable Software, Inc. (“Scalable”) and Mr. John J. Moores was provided to NEON by such persons, including through questionnaires completed by Mr. Moores. Mr. Moores, having founded BMC Software, is an active venture capital investor in emerging software and other technology companies. Information related to the beneficial ownership of Mr. Moores and his affiliated entities is based on public filings and/or non-confidential information available to the Company. NEON is relying on the truth and accuracy of all such information and all information provided by all third parties referred to herein.

Form 10-K for the Fiscal Year Ended March 31, 2005

Other - ObjectStar

1.                                       We note that on July 30, 2004 the Company signed a letter of intent to acquire all of the outstanding capital stock of ObjectStar for $17,200,000 in cash and shares of common stock having an aggregate value of $3.2 million.  Was this transaction ever consummated?  If so, tell us when the Company filed the financial statements of ObjectStar as previously proposed.  Also tell us what consideration you gave to including a discussion of this acquisition in your financial statement footnotes pursuant to paragraphs 51-52 of SFAS 141.  If this transaction was terminated, then tell us how you considered the disclosure requirements of Item 1.02 of Form 8-K.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Response:

As indicated in a letter dated August 26, 2004 to the Staff from the Company, on June 30, 2004, the Company signed a letter of intent to acquire all of the outstanding capital stock of ObjectStar International Limited (the “Letter of Intent”).  Except for provisions relating to confidentiality, access to information, exclusivity, termination and public announcements, the provisions of the Letter of Intent were nonbinding.  The parties did not enter into a definitive agreement related to the proposed transaction, and the Letter of Intent was terminated on October 1, 2004 by the Company in accordance with its terms.

In connection with the termination of the Letter of Intent, the Company had previously determined that the Letter of Intent was not a “material definitive agreement,” as that term is defined pursuant to Item 1.01(b) of the General Instructions to Form 8-K.  The General Instructions and the adopting release (Release 34-49424) provide that the term “material definitive agreement” only includes agreements that provide for obligations that are material to and enforceable against the issuer, or rights that are material to the issuer and enforceable by the issuer against one or more parties to the agreement.  Furthermore, the adopting release provides that if a company enters into a nonbinding letter of intent that also contains some binding, but non-material elements, such as a confidentiality agreement or a no-shop agreement, the letter of intent would not constitute a “material definitive agreement.”

As set forth above, except for provisions relating to confidentiality, access to information, exclusivity, termination and public announcements, the provisions of the Letter of Intent were nonbinding.  As a result, the obligations of the Letter of Intent were not enforceable against or by the Company, except for certain provisions that are not material to the Company.  Accordingly, the Company determined that the Letter of Intent was not a “material definitive agreement” and that the termination of the Letter of Intent did not require disclosure on Form 8-K pursuant to Item 1.02 of the General Instructions thereto.

Note 4 – Related Party Transactions

Neon Enterprise Software, Inc. (NESI), page 41

2.                                       We note that you held a non-interest bearing promissory note of $3.6 million and a non-interest bearing convertible note of $3.0 million with NESI at March 31, 2004, which you determined had a net present value of $4.3 million.  With regard to these notes, please address the following:

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

a.                                      Tell us how you determined the aggregate value of $4.3 million in August 2002 and tell us how you determined the loss on disposal of $687,000 given the notes’ original aggregate balance of $6.6 million.

Response:

In August 2002, the Company terminated its distribution agreement with NESI (see Appendix A for the history of the relationship between the Company and NESI). Upon execution of the Termination and Customer Support Agreement, the Company received two promissory notes in an aggregate principal amount of $6.6 million, which were secured by all of NESI’s intellectual property (the “NESI Notes”). The Company recorded the NESI Notes at their estimated net realizable value.

In determining the net realizable value of the NESI Notes, the Company considered NESI’s ability to repay the notes as well as the value of NESI’s intellectual property, which secured the NESI Notes.  As of August 2002, based on our review of NESI’s financial statements, the Company determined that NESI had a substantial negative net worth and, as a result, the Company had concerns regarding NESI’s ability to repay the NESI Notes. Accordingly, the Company determined that the estimated fair value of the NESI intellectual property securing the NESI Notes was a more appropriate estimate of the net realizable value of the NESI Notes.

Because the intellectual property of NESI represented the primary assets of NESI, the Company used the enterprise value for NESI as a basis for the determination of the value of the NESI intellectual property securing the NESI Notes. The Company’s calculation of the enterprise value of NESI resulted in a range of approximately $4.3 million to $7.0 million. However, the Company also considered the costs associated with and the potential diminution in the value of the NESI intellectual property as a result of a foreclosure by the Company of its security interest in NESI’s intellectual property. Based on such considerations, the Company determined that the lower end of this range was more representative of the value the Company would realize if it was forced to foreclose on its security interest. As a result, in August 2002 the Company recorded the NESI Notes at an estimated realizable value of $4.3 million.

The Company subsequently received an independent valuation of NESI on March 31, 2003 and 2004. The results of these valuation reports provide support for the reasonableness of the Company’s initial valuation analysis. The valuation report on March 31, 2003 estimated the fair value of NESI to be between $4.9 million and $7.4 million. The valuation report on March 31, 2004 indicated a probability weighted estimated fair value of NESI of $10.1 million.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

The following is the Company’s calculation of the loss recognized by the Company in association with the termination of the NESI distribution agreement on August 1, 2002, as reflected in the Company’s financial statements for such period.

Estimated fair value of the notes received by NEON	$4,260,000
Recognition of deferred revenue on termination date (1)	1,137,000
$5,397,000
Less:

Prepaid royalty balance on termination date - August 1, 2002	$(3,884,000)
Final advance payment provided upon termination	(2,200,000)
Unearned advances provided to NESI (2)	(6,084,000)

Loss related to termination of the NESI distribution agreement	$(687,000)

(1) The Company had a $1,137,000 balance of deferred revenue on August 1, 2002, the effective date of the Termination and Customer Support Agreement (the “Termination Date”). Such deferred revenue balance related principally to maintenance fees attributed to NESI products distributed by the Company, and pertained principally to customer maintenance and support obligations to be provided by the Company subsequent to the Termination Date. NESI contractually assumed the customer maintenance and support obligations in Termination and Customer Support Agreement.   The Company’s license and support agreements with customers of NESI’s products were assigned to and assumed by NESI, and the affected customers were notified of the transfer. The Company was therefore relieved of its obligation to provide future maintenance and support for previously distributed NESI products.  Accordingly, the balance of the associated deferred revenue was recognized in earnings and included in the calculation of the loss related to termination of the NESI distribution agreement.

(2)  This amount excludes $0.5 million included in the NESI Notes, which was related to consideration provided by NESI to the Company for the assignment of the customer license agreements and the licensing of certain source code and trademarks of the Company.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

It is important to note that although the Company recorded an initial loss of $687,000 as a result of this transaction, the Company believed that the decision to terminate the NESI distribution agreement was a reasonable business decision under the circumstances, as it ultimately released the Company from its obligation to make $7.0 million in additional advance future royalty payments to NESI; relieved the Company of its obligation to market and support the NESI products; and resulted in further cost savings as a result of the termination of approximately 15 NEON personnel that solely supported the sale of the NESI products distributed by the Company.

b.                                      You indicate that both NESI notes were sold to Mr. John Moores, a sole shareholder of NESI on April 15, 2005 in exchange for $4.35 million in cash and a note receivable of $2.2 million, for which you expect to record a gain on sale beginning the first quarter of fiscal year 2006.  Considering the relationship between Mr. Moores and both NESI and NEON, tell us how you determined that gain recognition is appropriate.  Tell us how you determined this is not, in substance, a capital transaction and provide the specific guidance you are relying upon for your accounting treatment of this transaction.

Response:

On April 15, 2005, the Company sold the NESI Notes to Mr. John J. Moores for a one-time $4.35 million cash payment paid on April 15, 2005 and a note receivable from Mr. Moores in a principal amount of $2.24 million, bearing interest at 4.0% per annum and payable in quarterly installments through October 2007. As discussed in the response to comment 2.a., the aggregate principal amount of the NESI Notes was $6.6 million and the carrying amount on the Company’s books was $4.3 million. As of the date of sale, Mr. Moores owned approximately 44% of the outstanding common stock of the Company and a majority of the capital stock of Skunkware, Inc. (“Skunkware”), a holding company of which NESI is a wholly owned subsidiary.

In determining the appropriate accounting treatment for the sale of the NESI Notes to Mr. Moores, we considered separately both the relevant accounting guidance identified in our analysis below and the substance of the transaction.

The Company considered whether NESI and the Company were under the common control of Mr. Moores. The Company considered the definition of “common control” in Emerging Issues Task Force (“EITF”) Issue No. 02-5, Definition of “Common Control” in Relation to FASB

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Statement No. 141, and concluded that NEON and NESI were not under the common control of Mr. Moores.

As previously stated, Mr. Moores was the largest stockholder of Skunkware at the time of the sale of the NESI Notes, as he beneficially owns over [***]% of its voting capital stock, [***], after considering the exercise of all outstanding warrants and stock options. However, on April 15, 2005, Mr. Moores only held approximately 44% of the Company’s outstanding capital stock. On August 1, 2002, the termination date of the distribution agreement between the Company and NESI, Mr. Moores only held approximately 41% of the Company’s outstanding capital stock.

The Company acknowledges the guidance in footnote 1 to paragraph 20 of APB 26, Early Extinguishment of Debt, which states that extinguishment transactions between related entities may be in essence capital transactions. However, the Company considered such guidance in its analysis of the substance of the transaction without change to its determination that the sale of the NESI Notes to Mr. Moores was not a capital transaction.

The Company concluded in its analysis that the consideration received upon the sale of the NESI Notes was not, at the time of sale, in excess of the fair value of the NESI Notes.  With respect to the substance of the sale of the NESI Notes, the Company received consideration from Mr. Moores equal to the aggregate principal amount of the NESI Notes. Although the Company initially recorded the NESI Notes at the low end of the valuation range due to uncertainty regarding the ultimate collectibility of the NESI Notes, the consideration received by the Company was within a range of reasonable fair values for NESI as supported by independent valuations. The Company’s belief that the consideration received from Mr. Moores was not in excess of the fair value of the collateral was further supported by a report from an external valuation firm as of March 31, 2004, which indicated a probability weighted estimated fair value of NESI of $10.1 million. (As discussed in the response to comment 2 a., the Company used the estimated fair value of NESI as the basis for the determination of the fair value of the intellectual property securing the NESI Notes because the intellectual property of NESI represented the primary assets of NESI).  The Company has reviewed NESI’s financial statements from the date of the last valuation report through the sale date, during which time NESI’s results of operations remained relatively consistent.  As a result, the Company believed that the consideration received from Mr. Moores was not in excess of the fair value of the underlying collateral of the NESI Notes.

Furthermore, the Company believes that the purchase of the NESI Notes by Mr. Moores was a rational business decision and was based on commercially reasonable terms. In addition, the

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Company believes that the sales price for the NESI Notes was the result of a substantive negotiation process.  It is important to note that the consideration received by the Company associated with the NESI Note sale was achieved through a substantive negotiation between the Company’s board of directors and representatives of Mr. Moores. The Company understands that Mr. Moores wished to avoid any actions the Company might take to foreclose on the collateral securing the NESI Notes, as Mr. Moores wanted NESI to continue as a going concern.  As of the date of this letter, NESI continues to be a going concern with its own operations and customer base, and the intellectual property that served as collateral for the notes continues to be deployed in its products.

Finally, the Company received no indication from Mr. Moores that the sale of the NESI Notes was intended to be capital in nature.

In conclusion, the Company determined that the sale of the NESI Notes was not a capital transaction. Since Mr. Moores was a related party to the Company, the Company included a comprehensive disclosure of the sale of the NESI Notes in its consolidated financial statements and in Management’s Discussion and Analysis included in its Form 10-Q for the fiscal quarter ended June 30, 2005 in accordance with Statement of Financial Accounting Standard No. 57, Related Party Disclosures (“FAS 57”).

c.                                       Tell us how you considered FIN 46(R) in determining whether the Company’s investment in NESI, including related party interests, should be consolidated.  It appears from your disclosures in Note 7 that you determined NESI to be a variable interest entity.  Tell us in detail how you determined that the Company is not the primary beneficiary in this entity.  Provide us your analysis under FIN 46 that supports your conclusions and include your analysis.  Clarify the manner in which you assessed materiality.

Response:

In considering the requirements of FIN 46(R) in relation to the Company’s interest in NESI, the Company determined that NESI was a variable interest entity, although we determined that the Company was not the primary beneficiary of NESI.  As a result, the Company disclosed its relationship with NESI, but did not consolidate the entity in its financial statements. The following is our analysis of the effect of FIN 46(R) on the Company’s interest in NESI.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Skunkware also has a variable interest in NESI, which is a wholly owned subsidiary of Skunkware. Skunkware’s activities other than its investment in NESI are minimal. As of March 31, 2004, Mr. Moores owned approximately [***]% of Skunkware’s voting capital stock, [***], assuming the exercise of all outstanding warrants and stock options by Moores and all other warrant and option holders. Mr. Moores shares are held in a trust, in which he is the trustee. Mr. Moores is also the Chairman of the Board of Skunkware and NESI. Thus, as part of our analysis, the Company considered paragraph 17 of FIN 46(R) to determine the effect, if any, of the related party interests on the determination of the “primary beneficiary” of NESI as discussed below.

Paragraph 17 of FIN 46(R) provides that if two or more related parties hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party within the related party group that is most closely associated with the variable interest entity is the primary beneficiary. This paragraph indicates that the determination of which party within the related party group is most closely associated with the variable interest entity requires the exercise of judgment and is based on an analysis of all relevant facts and circumstances, including:

•                  The existence of a principal-agency relationship between parties within the related party group

•                  The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

•                  A party’s exposure to the expected losses of the variable interest entity

•                  The design of the variable interest entity

The Company determined that Mr. Moores, Skunkware and the Company were related parties. The Company believed that the aggregate interests of Mr. Moores, through his ownership in Skunkware, and the Company would, if held by a single party, identify that combined party as the primary beneficiary of NESI, as all other variable interest holders were insignificant in relation to the combined variable interests of the Company, Skunkware and Mr. Moores. Therefore the Company further evaluated which party was more closely associated with NESI based on all relevant facts and circumstances, including the criteria identified above.

Because Mr. Moores is the controlling shareholder of Skunkware and Skunkware is a de facto agent of Mr. Moores, the discussion below regarding which party was more closely associated

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

with NESI focuses more on Mr. Moores than on Skunkware. It is also important to note that the Company is not associated with Skunkware and holds no variable interests in Skunkware.

The Company concluded that Mr. Moores was more closely associated with NESI and was, therefore, the primary beneficiary. The Company’s analysis is as follows:

•                  The Company did not have a principal-agency relationship with Skunkware, NESI or Mr. Moores.  The Company determined that Skunkware was a de facto agent of Mr. Moores because it could not finance its operations without subordinated financial support from Mr. Moores.

•                  The Company terminated its distribution relationship with NESI and transferred to NESI its remaining performance obligations on certain maintenance agreements on August 1, 2002, which occurred prior to the Company’s adoption of FIN 46(R) on March 31, 2004, and prior to the most recent reconsideration date (as described in the transition guidance in paragraph 38) which was determined to be March 26, 2004. The most recent reconsideration date prior to March 31, 2004 was determined based on additional debt issued by NESI to Skunkware (which was funded by Mr. Moores through Skunkware) on March 26, 2004. After the termination of the distribution relationship, the Company no longer had a relationship with NESI other than as a holder of the NESI Notes. As a result, NESI’s operating activities did not support or have any significance to the Company’s operating activities as of March 26, 2004, the date the Company was required to determine the primary beneficiary of NESI.

NESI’s activities and operations were, and remain, directly related to Mr. Moores’ business.  As mentioned previously, Mr. Moores is an active venture capital investor in emerging software companies and provides financial support to such companies, sometimes over substantial periods of time. Mr. Moores’ controlling interest in NESI is part of his business of investing in and incubating emerging software companies. Additionally, NESI is financially significant to Skunkware, as Skunkware is NESI’s parent holding company with minimal activities other than its ownership of NESI.

In connection with its consideration of all the relevant facts and circumstances as suggested by paragraph 17 of FIN 46 (R), the Company considered the historical funding of NESI provided by Mr. Moores as compared to the historical funding provided by the Company. Mr. Moores began funding NESI through Skunkware at its inception and has continued his investments through the current date. As of March 31,

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

2004, Mr. Moores’ cumulative financing provided to NESI through Skunkware was approximately $[***], or [***]% of NESI’s principal funding sources, while the NESI Notes represented [***]% of NESI’s cumulative sources of principal funding. Furthermore, from April 2004 through the sale date of the NESI Notes in April 2005, Mr. Moores provided NESI with approximately $[***] in additional funding through Skunkware. During this period, the Company did not provide any additional financial support to NESI. Since NESI’s inception, Mr. Moores variable interests at risk (through Skunkware’s variable interests at risk) have absorbed substantially all of NESI’s losses as they occurred, and Mr. Moores has funded (through Skunkware) substantially all of the shortfalls in NESI’s capital requirements.

•                  Based on the Company’s analysis of NESI’s expected losses as of March 26, 2004, the Company determined that Mr. Moores, through Skunkware, had greater exposure than the Company to the expected losses of NESI. The NESI Notes are senior to the interests held by Mr. Moores. Based on the expected loss calculation as of March 26, 2004, Mr. Moores subordinated variable interests absorbed the majority of NESI’s expected losses. The Company determined that NESI’s estimated fair value was $10.1 million, which was based on a valuation performed as of March 31, 2004 by a third party valuation firm. The fair value of the Company’s variable interest was determined to be approximately $6.6 million, the principal amount of the NESI Notes which were secured by NESI’s intellectual property, its principal asset. The fair value of Mr. Moores variable interest was determined to be the residual amount of approximately $3.5 million, as his debt is senior to the remaining variable interests of NESI.  NESI’s expected losses were calculated to be approximately $5.3 million, of which $3.5 million would be absorbed by Mr. Moores (through Skunkware), and approximately $1.8 million would be absorbed by the Company.

•                  The Company was not involved in the design of NESI. NESI was founded in June 1995 by Mr. Moores and was designed to be an independent software company developing Enterprise Subsystem Tools for mainframe computers. Mr.  Moores was directly involved in the design and creation of NESI, and it was one of many small technology companies funded, directly or indirectly, by Mr. Moores during such period.

Based on its consideration of all the relevant facts and circumstances, the Company believes that Mr. Moores is more closely associated with NESI than the Company. As a result, the Company concluded that Mr. Moores represented NESI’s primary beneficiary.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Scalable Software, Inc., page 41

3.                                       We note that the Company sold the note receivable from Scalable Software to JMI Services for $4.75 million in cash and recognized a gain of $1.2 million in the fiscal 2005.  Tell us how you considered the relationships amongst Mr. Moores, JMI Services, Scalable Software and the Company in determining that gain recognition is appropriate.  Tell us how you determined this is not, in substance, a capital transaction and provide the specific guidance you are relying upon for your accounting treatment of this transaction.

Response:

On June 9, 2004, the Company sold to JMI Services, Inc. (“JMI”), a company that is wholly owned by John J. Moores, for $4.75 million in cash the following two notes receivable from Scalable Software, Inc. (“Scalable”): (1) a $3.5 million note guaranteed by Mr. Moores, Mr. Louis Woodhill and Mr. James Woodhill (the “Guarantors”) and (2) a $6.0 million note secured by Scalable’s intellectual property (the “Scalable Notes”).  JMI was the largest shareholder of Scalable, and held approximately [***]% of its outstanding capital stock as of March 31, 2004.

In June 2002, the Company formalized an agreement with Scalable that provided the Company an option to acquire Scalable for a two-year period (the “Option Agreement”). The Company provided Scalable with $3.5 million in bridge financing in exchange for a $3.5 million promissory while the Option Agreement was being negotiated. Such $3.5 million note was guaranteed by the Guarantors. In connection with the execution and delivery of the Option Agreement, the Company agreed to provide additional bridge financing in the form of advances to Scalable totaling $6.0 million through January 2003, which were secured by Scalable’s intellectual property. During the option period, the Company accounted for its investment in Scalable under the equity method of accounting and recognized cumulative equity losses attributable to Scalable’s operations of $5.6 million through January 2003. The losses reduced the Company’s carrying value in the non-guaranteed note receivable from $6.0 million to $400,000 by January 2003. In January 2003, when Scalable had exhausted the available funds under the bridge financing and the Company declined to extend any additional funding, Scalable had a substantial negative net worth, and the Company had concerns regarding Scalable’s ability to repay the non-guaranteed promissory note on its due date of June 26, 2005.  As a result, the Company impaired the remaining $400,000 carrying amount of the non-guaranteed note. As of the date of the sale of the Scalable Notes to JMI, the carrying amount of the Scalable Notes was equal to the $3.5 million guaranteed amount of the guaranteed note.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

In determining the appropriate accounting treatment for sale of the Scalable Notes to JMI , we considered separately both the relevant accounting guidance and the substance of the transaction.

As of the date of the sale of the Scalable Notes, Mr. Moores was not an officer or director of the Company and the Company determined that Mr. Moores did not have common control of Scalable and NEON based on the definition of common control in EITF Issue No. 02-5 (see discussion in the response to comment 2.b above) because Mr. Moores did not own greater than 50% of the outstanding capital stock of either the Company or Scalable at such time.

The Company acknowledges the guidance in footnote 1 to paragraph 20 of APB 26, Early Extinguishment of Debt, which states that extinguishment transactions between related entities may be in essence capital transactions. However, the Company considered such guidance in its analysis of the substance of the transaction without change to its determination that the sale of the Scalable Notes to JMI Services was not a capital transaction.

The Company considered the guaranteed amount of the Scalable Notes and the estimated fair value of the Scalable Notes in concluding that the transaction was not capital in nature. With respect to the substance of the sale of the Scalable Notes, the Company received consideration from JMI equal to the aggregate principal amount of the $3.5 million note that Mr. Moores, as one of the Guarantors, had personally guaranteed. The Company also received $1.25 million for the $6.0 million non-guaranteed note secured by Scalable’s intellectual property, which the Company believes was within a range of reasonable fair values.

Furthermore, the Company believes that the purchase of the Scalable Notes by JMI was a rational business decision and was based on commercially reasonable terms after a substantive negotiation process.

Subsequent to the Company termination of Scalable’s bridge financing in January 2003, JMI began to provide additional financial support to Scalable. JMI sought to maintain Scalable as a going concern. Currently, Scalable continues to be a going concern with its own operations and customer base, and the intellectual property that served as collateral for a portion of the Scalable Notes continues to be deployed in its products. In addition, since the Company held a security interest in Scalable’s intellectual property, JMI sought to acquire the notes in order to settle the Company’s possible claim against Scalable’s intellectual property without engaging in a legal process.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

In addition, the Company believes that the sales price for the Scalable Notes was the result of a substantive negotiation process.  In particular, the $1.25 million settlement value of the non-guaranteed note was arrived at in a negotiation between the independent members of the Company’s board of directors and the principals of JMI.

The Company engaged an independent valuation firm to obtain a valuation of the Scalable Notes. The valuation firm provided the Company with a fairness opinion stating that the sale of the Scalable Notes was fair to the Company’s stockholders from a financial standpoint. An independent valuation firm estimated the fair value of the Scalable Notes to be $2.6 million. The fair value of the guaranteed note was estimated to be between $1.0 million to $2.0 million and the non-guaranteed note was estimated to have a maximum fair value of $0.6 million. It is important to note that the independent valuation firm defined fair value of the Scalable Notes as the estimated amount at which an asset would exchange between a willing buyer and a willing seller. The valuation firm further stated that any buyer of the $3.5 million guaranteed note would likely pay significantly less than the face amount due to probable legal fees associated with the collection of the note. This criterion in evaluating the fair value of the guaranteed note does not apply to Mr. Moores as he was a guarantor of the $3.5 million note and was contractually committed to paying the face amount in one form or another. Accordingly, the Company does not believe that the purchase of the guaranteed note by Mr. Moores, a guarantor, for the guaranteed amount of $3.5 million indicates a transaction that is capital in nature.

The Company believes that the difference in the negotiated sales amount of the non-guaranteed note of $1.25 million and the maximum fair value of the note of $0.6 million per the valuation firm is primarily attributable to the inherent difficulties in measuring fair value an asset of this nature. The Company further considered Financial Accounting Standard (“FAS”) No. 114, Accounting by Creditors for Impairment of a Loan, in its assessment. Paragraph 11 of FAS No. 114 states that measuring impairment of loans requires judgments and estimates, and the eventual outcomes may differ from those estimates.

Finally, the Company received no indication from JMI or Mr. Moores that the sale of the Scalable Notes was intended to be capital in nature.

Based on the above discussion, the Company does not believe that the sale of the Scalable Notes was capital in nature. Since Mr. Moores was a related party to the Company, in accordance with FAS 57, the Company included a comprehensive disclosure about the transaction in the notes to its consolidated financial statements and in Management’s Discussion and Analysis in the Form 10-K.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

4.                                       Tell us how you considered FIN 46(R) in determining whether the Company’s investment in Scalable Software, including related party interests, should be consolidated.  It appears from your disclosures in Note 7 that you determined Scalable to be a variable interest entity.  Tell us in detail how you determined that the Company is not the primary beneficiary in this entity.  Provide us your analysis under FIN 46 that supports your conclusions and include your analysis.  Clarify the manner in which you assessed materiality.

Response:

In considering the requirements of FIN 46(R) in relation to the Company’s interest in Scalable, the Company determined that it had a variable interest in a variable interest entity, although we determined that the Company was not the primary beneficiary of Scalable. As a result, the Company disclosed its relationship with Scalable, but did not consolidate the entity. The following is our analysis of the effect of FIN 46(R) on the Company interest in Scalable.

JMI, a company wholly owned by Mr. Moores, also has a variable interest in Scalable, owning, approximately [***]% of its outstanding capital stock as of March 31, 2004. Additionally, two JMI Equity Funds, of which Mr. Moores is a limited partner, also own [***]% of Scalable’s capital stock as of March 31, 2004. The remaining capital stock was, as of that date, owned by approximately 30 other stockholders. Thus, as part of our analysis, the Company considered paragraph 17 of FIN 46(R) to determine the effect, if any, of related party interests on the determination of the “primary beneficiary” of Scalable as discussed below.

In accordance with paragraph 17 of FIN 46(R), the Company believed that the aggregate interests of JMI, the two JMI Equity Funds and the Company would, if held by a single party, identify that combined party as the primary beneficiary of Scalable, as the combined interest of the Company, JMI and the two JMI Equity Funds were significantly greater than Scalable’s other variable interest holders.   Therefore, the Company further evaluated which party was more closely associated with Scalable based on the criteria identified in paragraph 17 of FIN 46(R) (see the criteria in the Company’s response to comment 2.c). This evaluation was made between the Company and JMI. It was not considered necessary to evaluate the JMI Equity Funds as their ownership interests in and association with Scalable were significantly less than that of JMI. Paragraph 17 indicates that the determination of which party within the related party group is most closely associated with the variable interest entity requires the exercise of judgment and is based on an analysis of all relevant facts and circumstances. The Company’s analysis is as follows:

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

•                  The Company did not have a principal-agency relationship with Scalable, JMI or Mr. Moores.

•                  The Company’s relationship with Scalable was financial in nature. NEON and Scalable have never had an operating relationship. In June 2002, the Company entered into a two year option agreement to acquire Scalable after having previously provided $3.5 million in bridge financing and extended an additional $6.0 million in bridge financing during the option period. In January 2003, the Company ceased its bridge financing to Scalable, terminating any further financial support of Scalable prior to the Company’s adoption of FIN 46(R) on March 31, 2004, and prior to the most recent reconsideration date (as described in the transition guidance in paragraph 38). The most recent reconsideration date prior to March 31, 2004 was determined based on additional at-risk equity invested in Scalable on March 26, 2004 by JMI.

Scalable’s activities and operations were, however, related directly to JMI’s business.  As mentioned previously, Mr. Moores, though JMI and other entities, is an active venture capital investor in emerging software companies and can provide financial support to such companies, sometimes over substantial periods of time. JMI’s variable interest in Scalable is part its operations of investing in and incubating emerging software companies.

In connection with its consideration of the all the relevant facts and circumstances as suggested by paragraph 17 of FIN 46(R), the Company considered the historical funding of Scalable provided by JMI as compared to the historical funding provided by the Company. JMI began investing in Scalable shortly after its inception and has continued its investments through the current date. As of March 31, 2004, JMI’s cumulative equity investment in Scalable was approximately $[***], and it held approximately [***]% of Scalable’s capital stock. In addition, Mr. Moores personally guaranteed $3.5 million of Scalable’s debt. Another group of approximately 30 investors had invested approximately $[***] in Scalable and held approximately [***]% of Scalable’s capital stock.

The Company’s interest in Scalable was limited to the Scalable Notes, which were senior to the interest held by JMI and other equity investors. Upon the termination of the Company’s bridge financing in January 2003, JMI began providing equity capital to Scalable. From January 2003 through June 17, 2004, the date of sale of the Scalable Notes, JMI provided an additional $[***] in equity capital and debt of $[***] to

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Scalable. These financings represented all of the additional capital provided to Scalable during this period. During this period, the Company did not provide any additional financial support to Scalable. Accordingly, subsequent to the Company’s terminating its bridge financing to Scalable, JMI has funded all of the shortfalls in Scalable’s capital requirements.

•                  The Company performed an analysis of expected losses for Scalable as of March 31, 2004 Based on this analysis, the Company determined that it had greater exposure to Scalable’s expected losses than JMI. The Company concluded that the fair value of the interest of JMI and other equity investors as of March 31, 2004 was nominal and, as a result, such interests were not sufficient to absorb the majority of the expected losses. The preponderance of the fair value of Scalable’s variable interests was attributed to the Scalable Notes as the fair value of the expected future cash flows of Scalable did not exceed the principal amount of the Scalable Notes, which were senior to the variable interest of JMI and other equity investors.

•                  The Company was not involved in the design of Scalable. Scalable was founded in 1999 by Louis R. Woodhill and JMI and designed to be an independent software company developing and selling products in the IT Portfolio Management market. JMI was an early investor in Scalable, and it was one of several small software companies funded by JMI.

Although paragraph 14 of FIN 46 (R ) indicates that the enterprise that absorbs the majority of the expected losses shall consolidate the variable interest entity, the guidance relative to related parties indicates that the determination of which party within the related party group is most closely associated with the variable interest entity requires the exercise of judgment and is based on an analysis of all relevant facts and circumstances, including the four criteria listed in paragraph 17. A party’s exposure to expected losses of the variable interest entity is only one of the considerations listed, but we do not feel it should be considered determinative in and of itself, particularly in light of the following guidance given in paragraph D49:

The Board decided that the primary beneficiary should be the party most closely associated with the variable interest entity.  The guidance includes factors to be considered but does not identify a single factor as determinative. The Board understands that the application of this guidance to specific situations requires an enterprise to make judgments based on all relevant facts and circumstances including the nature of the relationships between, and activities of, the parties

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

involved.  The Board expects that the revised guidance will put more emphasis on the need to make reasonable judgments in those circumstances.

In addition to the factors noted above, the Company also considered the fact that it had been seeking to eliminate its variable interest in Scalable at the time of the Company’s initial adoption of FIN 46 (R).  In that regard, the Company had commenced initial discussions with JMI to purchase the Scalable Notes prior to March 31, 2004 – the required adoption date. Furthermore, the Company’s did sell its variable interest in Scalable (the Scalable Notes) to JMI on June 17, 2004 approximately two and a half months after adopting FIN 46(R).

Based on its consideration of all the relevant facts and circumstances including those summarized above, it is the Company’s judgment that JMI is more closely associated with Scalable than the Company. As a result, the Company concluded that JMI represented Scalable’s primary beneficiary.

Note 11 – Business Combinations, page 45

5.                                       We note that you refer to an independent valuation expert to determine the valuation of intangibles assets acquired from InnerAccess Technologies, Inc. and fair value of the warrants issued to acquire ClientSoft, Inc.  We further note that you are planning to file Form S-3 to register the shares of common stocks underlying the warrants.  Please be advised that when you refer to an independent valuation specialist in the registration statements, you need to disclose the name of expert and include the expert’s consent with the filing or alternatively, you may remove this reference.  Refer to Section 436(b) of Regulation C.

Response:

The Company acknowledges the Staff’s comments and will comply with the Rules and Regulations of the Commission when it files a Registration Statement on Form S-3 for the registration of the shares issuable upon exercise of the warrants.

Other Matters

The acknowledgement requested by the Staff is attached hereto as Appendix B.

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Please direct your questions or comments to me at (512) 338-5400.  In addition, we would request that you provide a copy of any future correspondence regarding this matter to my attention at fax number (512) 338-5499.  Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Paul Tobias
Paul Tobias

cc:                                 Mark Cresswell, President and Chief Executive Officer, NEON Systems, Inc.

Brian D. Helman, Chief Financial Officer, NEON Systems, Inc.

Shelby R. Fike, Vice President and General Counsel, NEON Systems, Inc.

Grant Switzer, KPMG LLP

***                         Confidential treatment requested pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.  Omitted portions have been filed separately with the Commission.

Appendix A

History of the NEON and NESI relationship

In January 1996, the Company entered into a distribution agreement with Peregrine/Bridge Transfer Corporation (subsequently renamed NEON Enterprise Software, Inc. and hereafter referred to as “NESI”), whereby the Company retained a non-exclusive license to market and sublicense NESI’s products through March 31, 2004. The agreement provided that NEON pay royalties to NESI for the license of products and for maintenance and support services equal to 50% of the revenues received by NEON attributable to NESI’s products.  In 1999, the Company and NESI amended the distribution agreement to provide that the Company would have the exclusive right to distribute NESI’s products. In exchange for such exclusivity rights, the Company agreed to pay NESI a minimum advance royalty of $250,000 per quarter during fiscal year 2000, $500,000 per quarter during fiscal year 2001, $750,000 per quarter during fiscal year 2002, $1.0 million per quarter during fiscal year 2003, and $1.25 million per quarter during fiscal year 2004, for an aggregate payment of $15.0 million. The Company recorded all unearned royalty payments as a prepaid expense. The distribution agreement provided that NESI would reimburse NEON for the amount of any unearned royalty advances when the agreement terminated in March 2004.

On June 30, 2002, the balance of the unearned advance payments paid to NESI by the Company was $3.0 million. Such balance of unearned advance payments increased to $3.9 million by August 1, 2002. The Company’s management believed that while the then-current and reasonably foreseeable business prospects for revenue to be received by the Company for licenses and maintenance fees attributed to NESI’s products were expected to be sufficient to realize the unearned advance royalty payments as of June 30, 2002, such forecasted revenues were not expected to be sufficient to meet the additional $7.0 million aggregate future minimum royalties required to be paid by the Company to NESI over the remaining term of the distribution agreement. As a result, the balance of unearned advance royalty payments was projected to increase substantially by the time the distribution agreement would terminate on March 31, 2004. NESI also had a substantial negative net worth and required significant amounts of additional financing to continue operations. As a result, the Company had concerns regarding NESI’s ability to repay any balance of unearned advances at the expiration of the agreement in 2004 and sought to investigate the termination of the distribution agreement.

In August 2002, the Company and NESI terminated their distribution agreement. As a result, the Company’s obligation to provide future royalty payments to NESI was terminated.

The terms of the Termination and Customer Support Agreement provided that, in consideration of NESI’s consent to terminate its existing agreements with the Company and forego the minimum advance royalty payments over the remaining term of the distribution agreement, the

Company paid NESI a final advance payment of $2.2 million. The Company consolidated the $3.9 million balance of its unearned advance payments along with its final $2.2 million cash payment to NESI and a $0.5 million fee related the assignment of the customer license agreements and the licensing of certain NEON source code and trademarks, in return for a $3.6 million promissory note payable and a $3.0 million convertible promissory note from NESI. Both promissory notes were non-interest bearing and were secured by NESI’s intellectual property and senior to all of NESI’s other debt. The notes had a due date of March 31, 2005. The convertible note was convertible by the Company, in its discretion, into equity in NESI at an agreed pre-cash valuation of $30.0 million, which would have resulted in an approximate 10% equity interest in NESI upon exercise. Such conversion right expired on the due date of the convertible note.

Appendix B

Acknowledgement of CEO and CFO

Mark Cresswell, the President and Chief Executive Officer of NEON Systems, Inc. (the “Company”), and Brian D. Helman, the Chief Financial Officer of the Company, hereby acknowledge and confirm that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-K and Form 10-Q;

•                  the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Mark Cresswell
Name:	Mark Cresswell
Title:	President and Chief Executive Officer

By:	/s/ Brian D. Helman
Name:	Brian D. Helman
Title:	Chief Financial Officer